FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2008

EUROSEAS LTD.
(Translation of registrant's name into English)

Euroseas Ltd.
Aethrion Center
40 Ag. Konstantinou Street
151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the unaudited condensed financial statements for the first quarter of 2008 for Euroseas Ltd. (the “Company”).

EXHIBIT 1

The Company hereby incorporates this Form 6-K into the Company's Registration Statement on Form S-8, filed on December 18, 2007, Registration Statement No. 333-148124.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Financial Statements

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts, except share data, expressed in U.S. Dollars)

	Notes	December 31, 2007	March 31, 2008
Assets
Current assets
Cash and cash equivalents		104,135,320	112,727,174
Trade accounts receivable		1,174,045	838,953
Other receivables		741,081	700,958
Due from related company	8	5,291,197	2,388,045
Inventories	3	1,903,678	1,814,231
Restricted cash		1,739,879	2,593,908
Trading securities		2,891,658	3,173,882
Prepaid expenses		430,605	548,637
Total current assets		118,307,463	124,785,788

Fixed assets
Vessels, net	4	238,248,984	230,973,620
Long-term assets
Restricted cash		4,500,000	4,500,000
Deferred charges, net	5	5,529,870	7,030,810
Fair value of above market time charter acquired	7	4,604,514	3,866,741
Total long-term assets		252,883,368	246,371,171
Total assets		371,190,831	371,156,959

Liabilities and shareholders’ equity
Current liabilities
Long-term debt, current portion	9	25,575,000	22,905,000
Trade accounts payable		3,789,764	3,337,271
Accrued expenses	6	2,043,585	1,289,544
Accrued dividends for unvested restricted stock awards		-	65,250
Deferred revenues		3,774,162	5,453,986
Total current liabilities		35,182,511	33,051,051

Long-term liabilities
Long-term debt, net of current portion	9	56,015,000	52,815,000
Fair value of below market time charters acquired	7	8,202,972	5,353,553
Total long-term liabilities		64,217,972	58,168,553
Total liabilities		99,400,483	91,219,604

Commitments and contingencies	10	-	-

Shareholders’ equity
Common stock (par value $0.03, 100,000,000 shares authorized, 30,261,113 and 30,427,780 issued and outstanding)		907,834	912,834
Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)		-	-
Additional paid-in capital		231,147,700	233,310,443
Retained earnings		39,734,814	45,714,078
Total shareholders’ equity		271,790,348	279,937,355
Total liabilities and shareholders’ equity		371,190,831	371,156,959

The accompanying notes are an integral part of these condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Income
(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	Three Months ended March 31, 2007	Three Months ended March 1, 2008

Revenues
Voyage revenue		14,183,320	34,470,703
Commissions	8	(636,671)	(1,648,768)
Net revenue		13,546,649	32,821,935

Operating expenses
Voyage expenses		146,615	1,215,291
Vessel operating expenses		2,927,011	6,310,840
Amortization of dry-docking and special survey expense and vessel depreciation	4, 5	2,691,026	7,969,697
Management fees	8	668,207	1,311,180
Other general and administrative expenses		249,636	1,041,249
Net gain on sale of vessel	4	(3,411,397)	-
Total operating expenses		3,271,098	17,848,257

Operating income		10,275,551	14,973,678

Other income/(expenses)
Interest and other financing costs		(1,193,097)	(1,022,994)
Interest income		392,256	1,136,797
Dividend income		-	90,151
Unrealized gain on trading securities		-	17,042
Foreign exchange gain/(loss)		598	(21,826)
Other income (expenses), net		(800,243)	199,170

Net income		9,475,308	15,172,848
Earnings per share - basic	11	0.58	0.50
Weighted average number of shares outstanding during the period, basic	11	16,453,483	30,321,553
Earnings per share - diluted	11	0.58	0.50
Weighted average number of shares outstanding during the period, diluted	11	16,453,483	30,379,994

The accompanying notes are an integral part of these condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
For the three month period ended March 31, 2008
(All amounts, except share data, expressed in U.S. Dollars)

	Comprehensive Income	Number of Shares	Common Stock Amount	Paid – in Capital	Retained Earnings	Total
Balance, December 31, 2007		30,261,113	907,834	231,147,700	39,734,814	271,790,348
Net income	15,172,848				15,172,848	15,172,848
Issuance of shares for warrants exercised		166,667	5,000	1,795,003	-	1,800,003
Share-based compensation		-	-	367,740	-	367,740
Dividends (Dividends declared per common share $0.30)	-	-	-	-	(9,193,584)	(9,193,584)
Balance, March 31, 2008		30,427,780	912,834	233,310,443	45,714,078	279,937,355

The accompanying notes are an integral part of these condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
(All amounts expressed in U.S. Dollars)

	Three Months ended March 31,
	2007	2008
Cash flows from operating activities:
Net income	9,475,308	15,172,848
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels	2,465,887	7,275,364
Amortization of deferred charges	247,259	716,869
Amortization of fair value of time charters	612,411	(2,111,646)
Gain on sale of vessels	(3,411,397)	-
Share-based compensation	-	367,740
Purchase of trading securities	-	(265,182)
Unrealized gain on trading securities	-	(17,042)

Changes in operating assets and liabilities:
(Increase)/decrease in:
Trade accounts receivable	(87,488)	211,151
Prepaid expenses	(199,191)	(118,032)
Other receivables	(125,871)	40,123
Inventories	(97,724)	89,447
Due from related company	320,722	2,903,151
Increase/(decrease) in:
Trade accounts payable	446,111	(752,493)
Accrued expenses	(241,703)	(643,701)
Deferred revenue	58,232	1,803,764
Dry-docking expenses paid	(617,698)	(1,917,808)
Net cash provided by operating activities	8,844,858	22,754,553

Cash flows from investing activities:
Purchase of vessel	(13,165,027)	-
Advances for vessel acquisitions	(1,953,426)	-
Change in restricted cash	(399,620)	(854,029)
Proceeds from sale of a vessel	5,223,521	-
Net cash used in investing activities	(10,294,552)	(854,029)

Cash flows from financing activities:
Issuance of share capital	172,500	5,000
Net proceeds from shares issued	44,181,563	1,795,003
Dividends paid	(2,776,433)	(9,128,334)
Offering expenses paid	(650,521)	(110,339)
Repayment of long-term debts	(4,410,000)	(5,870,000)
Net cash provided by (used in) financing activities	36,517,109	(13,308,670)

Net increase in cash and cash equivalents	35,067,415	8,591,854
Cash and cash equivalents at beginning of the period	2,791,107	104,135,320
Cash and cash equivalents at end of the period	37,858,522	112,727,174

(Condensed consolidated statements of cash flows continues in the next page)

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
(All amounts expressed in U.S. Dollars)

(Continued)

Three Months ended March 31,
2007	2008
Cash paid for interest	1,107,824	1,285,710
Non cash items:
Change in accrued dry-docking expenses	365,962	-
Change in payables due to dry-docking expenses	-	300,000
Change in accrued offering expenses	(101,048)	-

The accompanying notes are an integral part of these condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2007 and 2008
(All amounts expressed in U.S. Dollars)

1.           Basis of Presentation and General Information

Euroseas Ltd. (the “Company”) was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship owning companies in existence at that time (see list below). On June 28, 2005, the beneficial owners exchanged all their shares in the ship-owning companies for shares in Friends Investment Company Inc., a newly formed Marshall Islands company.  On June 29, 2005, Friends Investment Company Inc. then exchanged all the shares in the ship-owning companies for shares in Euroseas Ltd., thus becoming the sole shareholder of Euroseas Ltd. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests, as each ship-owning company was under the common control of the Pittas family prior to the transfer of ownership of the companies to Euroseas Ltd.  All share counts are adjusted for the Company’s 1-for-3 reverse common stock split effected on October 6, 2006.

On August 25, 2005, Euroseas Ltd. sold 2,342,331 common shares at $9.00 per share in an institutional private placement, together with 0.25 of detachable warrants for each common share to acquire up to 585,589 common shares.  The total proceeds, net of issuance costs of $3,500,309, amounted to $17,510,400.  The warrants allow their holders to acquire one share of Euroseas Ltd. stock at a price of $10.80 per share and are exercisable for a period of five years from the issue of the warrant.

On August 25, 2005, as a condition to the institutional private placement described above, the Company and Cove Apparel, Inc. (Cove, an unrelated party and public shell corporation) signed an Agreement and Plan of Merger (the “Merger Agreement”).  The Merger Agreement provided for the merger of Cove and Euroseas Acquisition Company Inc., a Delaware corporation and a wholly-owned subsidiary of Euroseas Ltd. formed on June 21, 2005, with the current stockholders of Cove receiving 0.0034323 shares of Euroseas Ltd. common shares for each share of Cove common stock they presently own.  Euroseas Ltd., as part of the merger, filed a registration statement with the Securities and Exchange Commission (SEC) to register the shares issued in the merger to the Cove stockholders.

The SEC declared effective on February 3, 2006 the Company’s registration statement on Form F-4 that registered the Euroseas Ltd. common shares issued to Cove shareholders.  The SEC also declared effective on February 3, 2006 the Company’s registration statement on Form F-1 that registered the re-sale of the 2,342,331 Euroseas Ltd. common shares and 585,589 Euroseas Ltd. common shares issuable upon the exercise of the warrants issued in connection with the institutional private placement as well as 272,868 Euroseas Ltd. common shares that were issued to certain Cove’s shareholders as part of the merger with Cove.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2007 and 2008
(All amounts expressed in U.S. Dollars)

1.           Basis of Presentation and General Information - continued

On March 27, 2006, Euroseas Ltd. consummated the merger with Cove and, as a result, Cove merged into Euroseas Acquisition Company Inc., and the separate corporate existence of Cove ceased.  The Cove stockholders received Euroseas Ltd. common shares and received dividends totaling to $140,334 related to dividends previously declared by Euroseas Ltd.  Euroseas Acquisition Company Inc. changed its name to Cove Apparel, Inc.  Also, following the completion of the merger, the common stock of Cove has been de-listed and no longer trades on the OTC Bulletin Board. On the date of the merger, Cove had cash of $10,000, had no other assets and had no liabilities.

Euroseas Ltd. common share was approved to trade on March 2, 2006 and started trading on the OTC Bulletin Board on May 5, 2006.  On October 6, 2006, the Company effected a 1-for-3 reverse split of its common stock.   On January 31, 2007 upon the pricing of the Company’s follow-on common stock offering of 5,750,000 shares the Euroseas Ltd. common share started trading on the NASDAQ Global Market. The total proceeds of the follow-on common stock offering, net of issuance costs of $4,122,289, amounted to $43,315,220. On June 29, 2007 the Company priced, and, on July 5, 2007 completed an additional follow-on offering of 5,750,000 shares of common stock.  The total proceeds of this follow-on offering, net of issuance costs of $4,609,428, amounted to $73,015,572. On November 6, 2007 the Company priced, and, on November 9, 2007 completed an additional follow-on offering of 5,825,000 shares of common stock. The total proceeds of this follow-on offering, net of issuance costs of $5,468,812, amounted to $93,556,187.

The operations of the vessels are managed by Eurobulk Ltd. (the “manager”), a corporation controlled by members of the Pittas family.  The Pittas family is the controlling shareholders of Friends Investment Company Inc. which owns 32.3% of the Company’s shares as of March 31, 2008.

The manager has an office in Greece located at 40 Ag. Konstantinou Ave, Maroussi, Athens, Greece. The manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, as well as executive management services, in consideration for fixed and variable fees (see Note 8).

The Company is engaged in the ocean transportation of dry bulk and containers through ownership and operation of dry bulk and container carriers owned by the following ship-owning companies:

•
Searoute Maritime Ltd. incorporated in Cyprus on May 20, 1992, owner of the Cyprus flag 33,712 DWT bulk carrier motor vessel (M/V) “Ariel”, which was built in 1977 and acquired on March 5, 1993.  M/V “Ariel” was sold on February 22, 2007.

•	Oceanopera Shipping Ltd. incorporated in Cyprus on June 26, 1995, owner of the Cyprus flag 34,750 DWT bulk carrier M/V “Nikolaos P”, which was built in 1984 and acquired on July 22, 1996.

•
Oceanpride Shipping Ltd. incorporated in Cyprus on March 7, 1998, owner of the Cyprus flag 26,354 DWT bulk carrier M/V “John P”, which was built in 1981 and acquired on March 7, 1998.  M/V “John P” was sold on July 5, 2006.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2007 and 2008
(All amounts expressed in U.S. Dollars)

1.           Basis of Presentation and General Information - continued

•
Alcinoe Shipping Ltd. incorporated in Cyprus on March 20, 1997, owner of the Cyprus flag 26,354 DWT bulk carrier M/V “Pantelis P”, which was built in 1981 and acquired on June 4, 1997.  M/V “Pantelis P” was sold on May 31, 2006.  On February 22, 2007, Alcinoe Shipping Ltd. acquired the 38,691 DWT Cyprus flag drybulk carrier M/V “Gregos”, which was built in 1984.  On June 13, 2007, M/V Gregos was transferred to Gregos Shipping Limited incorporated in the Marshall Islands and its flag was changed to the flag of the Marshall Islands.

•	Allendale Investment S.A. incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 DWT container carrier M/V “Kuo Hsiung”, which was built in 1993 and acquired on May 13, 2002.

•
Alterwall Business Inc. incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 DWT container carrier M/V “Ninos” (previously named M/V “Quingdao I”) which was built in 1990 and acquired on February 16, 2001.

•
Diana Trading Ltd. incorporated in the Marshall Islands on September 25, 2002, owner of the Marshall Islands flag 69,734 DWT bulk carrier M/V “Irini”, which was built in 1988 and acquired on October 15, 2002.

•
Salina Shipholding Corp., incorporated in the Marshall Islands on October 20, 2005, owner of the Marshall Islands flag 29,693 DWT container carrier M/V “Artemis”, which was built in 1987 and acquired on November 25, 2005.

•
Xenia International Corp., incorporated in the Marshall Islands on April 6, 2006, owner of the Marshall Islands flag 22,568 DWT / 950 TEU multipurpose M/V “Tasman Trader”, which was built in 1990 and acquired on April 27, 2006.

•
Prospero Maritime Inc., incorporated in the Marshall Islands on July 21, 2006, owner of the Marshall Islands flag 69,268 DWT dry bulk M/V “Aristides N.P.”, which was built in 1993 and acquired on September 4, 2006.

•
Xingang Shipping Ltd., incorporated in Liberia on October 16, 2006, owner of the Liberian flag 23,596 DWT container carrier M/V “YM Xingang I” , which was built in February 1993 and acquired on November 15, 2006.

•
Manolis Shipping Ltd., incorporated in the Marshall Islands on March 16, 2007, owner of the Marshall Islands flag 20,346 DWT / 1,452 TEU container carrier M/V “Manolis P”, which was built in 1995 and acquired on April 12, 2007.

•
Eternity Shipping Company, incorporated in the Marshall Islands on May 17, 2007, owner of the Marshall Islands flag 30,007 DWT / 1,742 TEU container carrier M/V “Clan Gladiator”, which was built in 1992 and acquired on June 13, 2007. On May 9, 2008, M/V “Clan Gladiator” was renamed M/V “OEL Transworld”.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2007 and 2008
(All amounts expressed in U.S. Dollars)

1.           Basis of Presentation and General Information - continued

•
Emmentaly Business Inc., incorporated in Panama on July 4, 2007, owner of the Panamanian flag 33,667 DWT / 1,932 TEU container carrier M/V “Jonathan P”, which was built in 1990 and acquired on August 7, 2007. On April 16, 2008, M/V “Jonathan P” was renamed M/V “OEL Integrity”.

•
Pilory Associates Corp., incorporated in Panama on July 4, 2007, owner of the Panamanian flag 33,667 DWT / 1,932 TEU container carrier M/V “Despina P”, which was built in 1990 and acquired on August 13, 2007.

•
Tiger Navigation Corp., incorporated in Marshall Islands on August 29, 2007, owner of the Marshall Islands flag 31,627 DWT / 2,228 TEU container carrier M/V “Tiger Bridge”, which was built in 1990 and acquired on October 4, 2007.

•	Trust Navigation Corp., incorporated in Liberia on October 1, 2007, owner of the Liberian flag 64,873 DWT bulk carrier M/V “Ioanna P”, which was built in 1984 and acquired on November 1, 2007.

2.           Significant Accounting Policies

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three month period ended March 31, 2008 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2008.

The unaudited condensed consolidated financial statements as of and for the three month periods ended March 31, 2008 and 2007 should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007 as filed with the SEC on Form 20-F.

3.	Inventories

This consisted of the following:

	December 31, 2007	March 31, 2008
Lubricants	1,232,341	1,317,333
Victualling	145,767	139,413
Bunkers	525,570	357,485
Total	1,903,678	1,814,231

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2007 and 2008
(All amounts expressed in U.S. Dollars)

4.	Vessels, net

The amounts in the accompanying condensed consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2008	272,708,509	(34,459,525)	238,248,984
-Depreciation for the period		(7,275,364)	(7,275,364)
Balance, March 31, 2008	272,708,509	(41,734,889)	230,973,620

There were no vessels sales or purchases in the three month period ended March 31, 2008.

5.	Deferred Charges, net

This consisted of:

	March 31, 2007	March 31, 2008
Balance, beginning of the period	1,291,844	5,529,870
Additions	983,659	2,217,809
Amortization of dry-docking and special survey expenses	(225,139)	(694,333)
Amortization of loan arrangement fees	(22,120)	(22,536)
Unamortized portion of dry-docking and special survey expenses written-off upon sale of M/V Ariel	(29,284)	-
Balance, end of the period	1,998,960	7,030,810

The additions in three month period ended March 31, 2007 consisted of dry-docking expenses of $808,604 for M/V “Tasman Trader” and $175,055 for M/V “Artemis” that were paid by March 31, 2007.  M/V “Artemis” started its dry-docking in March 2007 and finished it in April 2007.  For the three month period ended March 31, 2008, additions of $2,217,809 reflect dry-docking expenses for M/V “Aristides NP” and M/V “YM Xingang I”.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2007 and 2008
(All amounts expressed in U.S. Dollars)

6.           Accrued Expenses

The accrued expenses account consisted of:

	December 31, 2007	March 31, 2008

Accrued follow-on offering expenses	193,919	19,851
Accrued payroll expenses	152,843	246,025
Accrued interest	498,317	235,601
Accrued general and administrative expenses	503,560	285,682
Other accrued expenses	694,946	502,385
Total	2,043,585	1,289,544

7.	Fair Value of Above or Below Market Time Charters Acquired

M/V “Tasman Trader” was acquired on April 27, 2006 with an outstanding time charter terminating on December 17, 2008 with a charter rate of $8,850 per day.  This charter rate was below the market rate for equivalent time charter prevailing at the time the foregoing vessel was acquired.  The present value of the below the market charter was estimated by the Company at $1,237,072 and was recorded as liability in the consolidated balance sheets.  Net voyage revenues included $115,255 and $116,856 as amortization of the below market rate charters for the three month periods ended March 31, 2007 and 2008, respectively.  The unamortized fair value of the below market rate charter for M/V “Tasman Trader” was $452,697 and $335,841 as of December 31, 2007 and March 31, 2008, respectively, and is recorded as a long-term liability in the consolidated balance sheets.

M/V “YM Xingang I” was acquired on November 15, 2006 with an outstanding time charter terminating on July 21, 2009 with a charter rate of $26,650 per day.  This charter rate was above the market rates for equivalent time charters prevailing at the time.  The present value of the above the market charter was estimated by the Company at $7,923,480, and was recorded as an asset in the consolidated balance sheets.  Net voyage revenues included a reduction of $727,666 and $737,773 as amortization of the above market rate charter for M/V “YM Xingang I” for the three month periods ended March 31, 2007 and 2008, respectively. The remaining unamortized above market rate charter was $4,604,514 and $3,866,741 as of December 31, 2007 and March 31, 2008, respectively, and is recorded as a long term asset in the consolidated balance sheets.

M/V “Tiger Bridge” was acquired on October 4, 2007 with an outstanding time charter terminating on August 4, 2009 with a charter rate of $16,500 per day.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter was estimated by the Company at $2,263,924, and was recorded as a liability in the consolidated balance sheets.  Net voyage revenues included $0 and $306,503 as amortization of the below-market rate charter for M/V “Tiger Bridge” for the three month periods ended March 31, 2007 and 2008, respectively. The remaining unamortized above market rate charter was $1,964,977 and $1,658,474 as of December 31, 2007 and March 31, 2008, respectively, and is recorded as a long-term liability in the consolidated balance sheets.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2007 and 2008
(All amounts expressed in U.S. Dollars)

7.	Fair Value of Above or Below Market Time Charters Acquired - Continued

M/V “Ioanna P” was acquired on November 1, 2007 with an outstanding time charter terminating on August 4, 2008 with a charter rate of $35,500 per day.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter was estimated by the Company at $7,441,558 and was recorded as a liability in the consolidated balance sheets.  Net voyage revenues included $0 and $2,426,060 as amortization of the below-market rate charter for M/V “Ioanna P” for the three month periods ended March 31, 2007 and 2008, respectively. The remaining unamortized above market rate charter was $5,785,298 and $3,359,238 as of December 31, 2007 and March 31, 2008, respectively, and is recorded as a long-term liability in the consolidated balance sheets.

8.	Related Party Transactions

The Company’s vessel owning companies are parties to management agreements with Eurobulk Ltd. (“Management Company”), which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of Euro 623.3 and Euro 630 per vessel in the three month period ended March 31, 2007 and 2008, respectively, under our Master Management Agreement (see below).  Vessel management fees paid to the Management Company amounted to $668,207 and $1,311,180 in the three month periods ended March 31, 2007 and 2008, respectively. These agreements were renewed on January 31, 2005 and amended in August and October 2006 and February 2008 with an initial term of five years and will automatically be extended after the initial term until terminated by the parties.  Termination is not effective until two months following notice having been delivered in writing by either party after the expiration of the initial five-year period. An annual adjustment of the management fee due to inflation as provided under the management agreement took effect on the annual anniversary of the agreement on January 31, 2007 increasing the management fee by Euro 20 per vessel per day to Euro 630 per vessel per day; the Management Company agreed to forgo the inflation adjustment for 2008. According to the Master Management Agreement as amended in February 2008, the management fee will be adjusted for Greek inflation on January 1, 2009.

Our Master Management Agreement with Eurobulk as amended is effective as of January 1, 2008 and has an initial term of five years until December 31, 2012.  In addition to the vessel management services, Eurobulk provides us with management services for our needs as a public company. In the three month periods ended March 31, 2007 and 2008, compensation for such services to us as a public company was $129,375 and $275,000, respectively, incremental to the management fee.  The compensation for executive services is adjusted annually for inflation every January 1st.

Amounts due to or from related parties represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists.  As of December 31, 2007 and March 31, 2008, the amount due from related companies was $5,291,197 and $2,388,045, respectively. Based on the master management agreement between Euroseas Ltd. and Euroseas’ shipowning subsidiaries and Eurobulk Ltd. an estimate of the quarter’s operating expenses, expected drydock expenses, vessel management fee and fee for management executive services is to be advanced in the beginning of quarter to Eurobulk Ltd.  For the fleet as of December 31, 2007 and March 31, 2008, this advance is estimated between $7,500,000 and $9,000,000 excluding any advances needed for drydock expenses and is paid in advance around the beginning of each quarter. Interest earned on funds deposited in related party accounts is credited to the account of the ship-owning companies or Euroseas Ltd.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2007 and 2008
(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions - Continued

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., a company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues.  Commission expenses for the three month period ended March 31, 2007 of $53,500 were incurred for the sale of M/V “Ariel”. There were no sales or purchases of vessels in same period in 2008. Commissions for chartering services were $177,719 and $381,378 in the three month period ended on March 31, 2007 and 2008, respectively.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc., and with a crewing agent More Maritime Agencies Inc. The shareholders’ percentage participation in these joint ventures was 78% and 81.25% in the three month period ended on March 31, 2007 and 2008, respectively.  Sentinel Maritime Services Inc. is paid a commission on premium not exceeding 5%; More Maritime Agencies Inc. is paid a fee of $50 per crew member per month. Total fees charged by Sentinel Marine Services Inc. and More Maritime Agencies Inc. the three month period ended on March 31, 2007 and 2008 were $20,960 and $40,096, respectively to More, and $13,904 and $35,270, respectively to Sentinel. These amounts are recorded in “Vessel operating expenses” under “Operating expenses”.

9.	Long-Term Debt

This consisted of bank loans of the ship-owning companies are as follows:

Borrower		December31, 2007	March 31, 2008
Diana Trading Limited	(a)	$2,100,000	$1,580,000
Alcinoe Shipping Limited (2006)/ Oceanpride Shipping Limited/ Searoute Maritime Ltd/ Oceanopera Shipping Ltd	(b)	2,600,000	2,300,000
Alterwall Business Inc./ Allendale Investments S.A	(c)	7,950,000	7,175,000
Salina Shipholding Corp.	(d)	8,500,000	8,500,000
Xenia International Corp	(e)	6,660,000	6,395,000
Prospero Maritime Inc.	(f)	13,100,000	12,100,000
Xingang Shipping Ltd. / Alcinoe Shipping Ltd	(g)	16,000,000	15,000,000
Manolis Shipping Ltd.	(h)	9,680,000	9,520,000
Trust Navigation Corp.	(i)	15,000,000	13,150,000
		81,590,000	75,720,000
Less: Current portion		(25,575,000)	(22,905,000)
Long-term portion		$56,015,000	$52,815,000

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2007 and 2008
(All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

The future annual loan repayments are as follows:

To March 31:
2009	22,905,000
2010	11,750,000
2011	13,900,000
2012	7,955,000
2013	3,290,000
Thereafter	15,920,000
Total	$75,720,000

(a)
This consisted of a loan amounting to $4,900,000 and $1,000,000 drawn in 2002.  The loan is payable in twenty-four consecutive quarterly installments of $220,000 each, and a balloon payment of $620,000 payable together with the final quarterly installment due in October 2008.  The interest is based on LIBOR plus 1.6% per annum.

An additional loan of $4,200,000 was drawn on May 9, 2005.  The loan is payable in twelve consecutive quarterly installments consisting of four installments of $450,000 each, and eight installments of $300,000 each with the final installment due in May 2008.  The interest is based on LIBOR plus 1.25% per annum.

(b)
Alcinoe Shipping Ltd., Oceanpride Shipping Ltd., Searoute Maritime Ltd. and Oceanopera Shipping Ltd. drew, in 2005, $13,500,000 against a loan facility for which they are jointly and severally liable.  The loan is payable in twelve consecutive quarterly installments consisting of two installments of $2,000,000 each, one installment of $1,500,000, nine installments of $600,000 each and a balloon payment of $2,600,000 payable with the final installment due in May 2008.  The interest is based on LIBOR plus 1.5% per annum.

The Company made two additional early repayments for a total of $3,000,000 from the sales proceeds of M/V “John P” and M/V “Pantelis P” in June 2006 and July 2006. The Company also negotiated a revised repayment schedule starting July 1, 2006, which provides for payment of $300,000 per quarter and a balloon payment of $2,000,000 payable with the final installment due in the second quarter of 2008.  After the sale of the above mentioned vessels in 2006 and the sale of M/V “Ariel” in February 2007, Oceanopera Shipping Ltd., the owner of M/V “Nikolaos P” remains the sole liable entity for this loan facility.

(c)
Allendale Investments S.A. and Alterwall Business Inc. drew $20,000,000 on May 26, 2005 against a loan facility for which they are jointly and severally liable.  The loan is payable in twenty-four unequal consecutive quarterly installments of $1,500,000 each in the first year, $1,125,000 each in the second year, $775,000 each in the third year, $450,000 each in the fourth through sixth years and a balloon payment of $1,000,000 payable with the final installment due in May 2011.  The interest is based on LIBOR plus 1.25% per annum as long as the outstanding loan amount remains below 60% of the fair market value (FMV) of M/V “Ninos” and M/V “Kuo Hsiung” and plus 1.375% if the outstanding loan amount is above 60% of the FMV of such vessels.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2007 and 2008
(All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

(d)
This is a $15,500,000 loan drawn by Salina Shipholding Corp. on December 30, 2005.  The loan is payable in ten consecutive semi-annual installments consisting of six installments of $1,750,000 each and four installments of $650,000 each and a balloon payment of $2,400,000 payable with the final installment due in January 2011. The interest is based on LIBOR plus a margin that ranges between 0.9%-1.1%, depending on the asset cover ratio. The loan is secured with the following: (i) first priority mortgage over M/V “Artemis”, (ii) first assignment of earnings and insurance of M/V “Artemis”, (iii) a corporate guarantee of Euroseas Ltd., (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Salina Shipholding Corp. maintains with the bank, and, (v) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company’s vessels throughout the life of the facility.

(e)
This is an $8,250,000 loan drawn by Xenia International Corp. on June 30, 2006.  The loan is payable in twenty three consecutive quarterly installments consisting of $265,000 each and a balloon payment of $2,155,000 payable with the final quarterly installment due in March 2012. The interest is based on LIBOR plus a margin of 0.95%. The loan is secured with the following: (i) first priority mortgage over M/V “Tasman Trader”, (ii) first assignment of earnings and insurance of M/V “Tasman Trader”, (iii) a corporate guarantee of Euroseas Ltd., and, (iv) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company’s vessels throughout the life of the facility.

(f)
This is a $15,500,000 loan drawn by Prospero Maritime Inc. on September 4, 2006.  The loan is payable in fourteen consecutive semi-annual installments consisting of two installments of $1,200,000 each, one installment of $1,000,000 each and eleven installments of $825,000 each and a balloon payment of $3,025,000 payable with the final semi-annual installment due in September 2013. The interest is based on LIBOR plus a margin that ranges between 0.9%-0.95%, depending on the asset cover ratio. The loan is secured with the following: (i) first priority mortgage over M/V “Aristides N.P.”, (ii) first assignment of earnings and insurance of M/V “Aristides N.P.”, (iii) a corporate guarantee of Euroseas Ltd., (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Prospero Maritime Inc. maintains with the bank, and, (v) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company’s vessels throughout the life of the facility.

(g)
This is a $20,000,000 loan drawn by Xingang Shipping Ltd. on November 15, 2006; Alcinoe Shipping Ltd. up to June 13, 2007 and Gregos Shipping Limited since then, successive owners of the M/V “Gregos”, became guarantors to the loan starting in March 2007. The loan is payable in eight consecutive quarterly installments of $1.0 million each, the first of which is due in February 2007, followed by four consecutive quarterly installments of $750,000 each, followed by sixteen consecutive installments of $250,000 each and a balloon payment of $5.0 million payable with the final quarterly instalment due in November 2013. The interest was based on LIBOR plus a margin of 0.935% initially; after Alcinoe Shipping Ltd. became a guarantor the rate became 0.90%. The loan is secured with the following: (i) first priority mortgage over M/V “YM Xingang I”, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a third mortgage on M/V “Irini” also financed by the same bank.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2007 and 2008
(All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

(h)
This is a $10,000,000 loan drawn by Manolis Shipping Ltd. on June 11, 2007. The loan is payable in thirty-two consecutive quarterly instalments of $160,000 each, the first of which is due in September 2007, plus a balloon payment of $4,880,000 payable with the final quarterly instalment in June 2015. The interest is based on LIBOR plus a margin of 0.80% if the ratio of the outstanding loan to the vessel value is below 55%, otherwise the margin is 0.90%.  The loan is secured with the following: (i) first priority mortgage over M/V “Manolis P”, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Manolis Shipping Ltd. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

(i)
This is a $15,000,000 loan drawn by Trust Navigation Corp. on November 1, 2007. The loan is payable in four consecutive quarterly instalments of $1,850,000 each, the first of which is due in February 2008, followed by four consecutive quarterly instalments of $750,000 each, followed by four consecutive quarterly instalments of $550,000 each, plus a balloon payment of $2,400,000 payable with the final quarterly instalment in November 2010. The interest is based on LIBOR plus a margin of 0.90%.  The loan is secured with the following: (i) first priority mortgage over M/V “Ioanna P”, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Trust Navigation Corp. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

In addition to the terms specific to each loan described above, all the above loans are secured with one or more of the following:

•	first priority mortgage over the respective vessels on a joint and several basis.
•	first assignment of earnings and insurance.
•	a personal guarantee of one shareholder.
•	a corporate guarantee of Euroseas Ltd.
•	a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets, additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum requirements regarding the hull ratio cover, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loans agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan instalments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $6,239,879 and $7,093,908 as of December 31, 2007 and March 31, 2008, respectively, and are shown as “Restricted cash” under “Current Assets” and “Long-Term Assets” in the consolidated balance sheets. The Company is not in default of any of the foregoing covenants.

Interest expense, including amortization of loan arrangement fees, for the three month periods ended March 31, 2007 and 2008 amounted to $1,193,097 and $1,022,994 respectively.  At March 31, 2008 LIBOR for the Company’s loans was on average approximately 4.2% and the average interest rate on our debt was approximately 5.2%.

Euroseas Ltd. and subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2007 and 2008
(All amounts expressed in U.S. Dollars)

10.	Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company’s business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

The distribution of the net earnings by one of the chartering pools which has one of the Company’s vessels in its pool has not yet been finalized for the three month period ended March 31, 2008.  The effect on the Company’s income resulting from any future reallocation of pool income cannot be reasonably estimated, however, the effect on the results for the period is not expected to be significant.

11.	Earnings Per Share

Basic and diluted earnings per common share are computed as follows:

	Three months ended, March 31, 2007	Three months ended, March 31, 2008
Income:
Net income	9,475,308	15,172,848
Basic earnings per share:
Weighted average common shares – Outstanding	16,453,483	30,321,553
Basic earnings per share	0.58	0.50
Effect of dilutive securities
Warrants (Note 1)	-	23,338
Incentive stock awards (Note 12)	-	35,103
Weighted average common shares – Outstanding	16,453,483	30,379,994
Diluted earnings per share	0.58	0.50

During the three month period ended March 31, 2008, 166,667 warrants were exercised for gross proceeds of $1,800,004.  As of March 31, 2008, the Company has outstanding warrants that entitle their holders to purchase 170,459 shares of common stock at an exercise price of $10.80 per share. The exercise price of then outstanding 585,589 warrants was above the average market price of the Company’s shares during the three month period ended March 31, 2007. Consequently, the Company’s warrants were anti-dilutive and not included in the computation of diluted earnings per share for the three month period ended March 31, 2007.

Euroseas Ltd. and subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2007 and 2008
(All amounts expressed in U.S. Dollars)

12.	Stock Incentive Plan

 Under the Company’s 2007 Stock Incentive Plan, the Board awarded 135,000 unvested restricted shares to twelve key persons on December 18, 2007 of which 50% vested on December 20, 2007, and, the remaining will vest on December 15, 2008 subject to continuous employment with the Company. Awards to officers and directors amounted to 80,000 shares; the remaining 55,000 shares were awarded to employees of Eurobulk, which are treated as non-employees for share-based compensation accounting purposes. An additional award of 150,000 unvested restricted shares was made to the same twelve key persons on February 7, 2008 of which 50% will vest on August 7, 2008 and 50% on August 7, 2009; awards to officers and directors amounted to 95,000 shares and the remaining 55,000 shares were awarded to employees of Eurobulk.

All unvested restricted shares are conditional upon the grantee’s continued service as an employee of the Company, Eurobulk or as a director until the applicable vesting date. The grantee does not have the right to vote such unvested restricted shares until they vest or exercise any right as a shareholder of these shares, however, the unvested shares will accrue dividends as declared and paid, which will be retained by the Company until the shares vest at which time they are payable to the grantee. As of March 31, 2008, the unvested restricted shares accrued $65,250 dividends. As unvested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.

The Company estimates the forfeitures of unvested restricted shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

The compensation cost that has been charged against income for those plans was $0 and $367,740 for the three month periods ended March 31, 2007 and 2008 respectively.

A summary of the status of the Company’s unvested shares as of March 31, 2008 is presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2008	67,500	$801,225
Granted	150,000	$1,650,000
Vested	-	-
Forfeited	-	-
Unvested at March 31, 2008	217,500	$2,451,225

As of March 31, 2008, there was a total of $2,116,211 of unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Plan to employees, directors and non-employees (the valuation of the non-employee portion is based on the closing stock price of $12.00 on March 31, 2008 as awards granted to non-employees are measured at its then-current fair value as of the financial reporting dates until non-employees complete the service). That cost is expected to be recognized over a weighted-average period of 0.719 years.

Euroseas Ltd. and subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
For the three month periods ended March 31, 2007 and 2008
(All amounts expressed in U.S. Dollars)

13.           Subsequent Events

a)
On May 8, 2008, the Board of Directors declared a cash dividend of $0.31 per Euroseas Ltd. common share.  Such cash dividend was paid on or about June 18, 2008 to the holders of record of Euroseas Ltd. common shares as of June 6, 2008.

b)
Noumea Shipping Ltd, a subsidiary of the Company, on May 12, 2008, entered into an agreement to purchase the 2,556 TEU container vessel M/V “Maersk Noumea” built in 2001 in South Korea, for $43.5 million.  The vessel was delivered to the Company on May 22, 2008.  The Company financed the acquisition with cash reserves from its Balance Sheet.

EUROSEAS LTD. AND SUBSIDIARIES

Unaudited Condensed Consolidated Financial Statements
for the Three Month Periods Ended
March 31, 2007 and 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.
(registrant)

Dated  July 2, 2008
By:  /s/ Aristides J. Pittas
Aristides J. Pittas
President